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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                   FORM 12b-25

                                          Commission File Number __________

                          NOTIFICATION OF LATE FILING

(CHECK ONE):   [ X ] Form 10-K and Form 10-KSB   [  ] Form 20F   [  ] Form 11-K
[  ]  Form 10-Q and Form 10-QSB    [  ] Form N-SAR

For Period Ended:         March 31, 1996
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[  ]  Transition Report on From 10-K      [  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F      [  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended: ______________________________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

                           PART I - REGISTRANT INFORMATION

Full name of registrant      Medical Technology Systems, Inc.
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Former name if applicable
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               12920 Automobile Boulevard
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Address of principal executive office (STREET AND NUMBER)

               Clearwater, FL 34622
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City, State and Zip Code

                      PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a)      The reasons described in reasonable detail in Part III of
               this form could not be eliminated without unreasonable
               effort or expense;
[ X ] (b)      The subject annual report, semi-annual report, transition
               report on Form 10-K, 20F, 11-K or Form N-SAR, or portion
               thereof will be filed on or before 15th calendar day
               following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[   ] (c)      The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.

                            PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary.)

                                SEE EXHIBIT A


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                          PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

        Todd Siegel                   813 - 576-6311
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     (Name)                           (Area code)      (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                      [ X ] Yes   [    ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      [ X ] Yes   [    ] No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           SEE EXHIBIT B
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date        6/25/96                   By     /s/ TODD E. SIEGEL
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                                            TODD E. SIEGEL, PRESIDENT

           INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

          Intentional misstatements or omissions of fact constitute Federal Criminal Violations (SEE 18 U.S.C. 1001)

                            GENERAL INSTRUCTIONS

     1. This form if required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
     4. Amendments to the notifications must also be file on Form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
     5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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EXHIBIT A

Form 10-K cannot be filed within the prescribed time period due to the fact that the consolidated financial statements of the registrant could not be completed.

Four of the registrant's principal operating subsidiaries filed for Chapter 11 bankruptcy during the registrant's fourth fiscal quarter. As a result, the registrant has lacked the necessary resources to prepare the financial statements on a timely basis.

Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.


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EXHIBIT B


Four of the registrant's principal operating subsidiaries filed for Chapter 11 bankruptcy during the registrant's fourth fiscal quarter.

The results of operation for the year end March 31, 1996 will reflect net losses incurred by each of these subsidiaries. The registrant cannot accurately determine the extent of these losses at this time.